EXHIBIT 2.2

AGREEMENT AND PLAN OF MERGER

between

EPL INTERMEDIATE FINANCE CORP.

and

EPL INTERMEDIATE, INC.

Dated as of November 18, 2005

AGREEMENT AND PLAN OF MERGER, dated November 18, 2005 (this “Agreement”), by and among EPL Intermediate Finance Corp., a Delaware corporation (“Intermediate Finance”) and EPL Intermediate, Inc., a Delaware corporation (“Intermediate”).

WHEREAS, pursuant to that certain Stock Purchase Agreement, dated as of September 27, 2005, among Chicken Acquisition Corp., a Delaware corporation (“CAC”), EPL Holdings, Inc., a Delaware corporation (“Holdings”), Intermediate, El Pollo Loco, Inc., a Delaware corporation (“EPL”) and American Securities Capital Partners, L.P. (“American Securities” and together with Holdings, Intermediate and EPL, the “Sellers”), CAC will acquire (the “Acquisition”) all of the common stock of Holdings issued to the Sellers;

WHEREAS, pursuant to the Acquisition, Intermediate Finance, a newly formed and wholly owned subsidiary of CAC, is a party to certain borrowings and note issuances;

WHEREAS, immediately following the consummation of the Acquisition, CAC, Intermediate and Intermediate Finance desire that Intermediate Finance be merged with and into Intermediate (the “Finance Merger”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Intermediate Finance and the Board of Directors of Intermediate have approved this Agreement and the Finance Merger; and

WHEREAS, after giving effect to the Acquisition, Holdings is the sole stockholder of Intermediate and CAC is the sole stockholder of Intermediate Finance and each, in such capacity, has approved this Agreement and the Finance Merger in accordance with the Delaware General Corporation Law (the “DGCL”).

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I – THE FINANCE MERGER

Section 1.1 The Finance Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Intermediate Finance shall be merged with and into Intermediate at the Effective Time (as defined below). Following the Effective Time, Intermediate shall be the surviving entity (the “Surviving Corporation”) in the Finance Merger and shall succeed to and assume all of the rights and obligations of Intermediate Finance in accordance with the DGCL.

(b) The parties shall cause to be filed a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware. The Finance Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as may be specified in the Certificate of

Merger (such date and time, the “Effective Time”); provided, however, in no event shall the Effective Time occur at or prior to the effective time of the Acquisition.

(c) At the Effective Time, the effect of the Finance Merger shall be as provided in the Certificate of Merger and as provided by the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, upon and following consummation of the Finance Merger, all of the property, rights, privileges, powers and franchises of Intermediate Finance shall vest in the Surviving Corporation, and all of the debts, liabilities, obligations, restrictions and duties of Intermediate Finance shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 1.2 Effect on Capital Stock. At the Effective Time, by virtue of the Finance Merger and without any action on the part of the parties hereto: (i) each share of common stock of Intermediate Finance issued and outstanding shall be cancelled and shall cease to exist and no cash, stock or other consideration shall be delivered in exchange therefor; (ii) each share of capital stock of Intermediate Finance held as treasury stock, if any, shall be cancelled and shall cease to exist and no cash, stock or other consideration shall be delivered in exchange therefor; (iii) Holdings shall continue to own all of the outstanding shares of common stock in the Surviving Corporation; (iv) each share of common stock of Intermediate outstanding immediately prior to the Effective Time shall remain outstanding and be unaffected by the Finance Merger; and (v) each share of common stock of Intermediate held by Intermediate as treasury stock, if any, immediately prior to the Effective Time shall be unaffected by the Merger.

ARTICLE II – THE SURVIVING CORPORATION

Section 2.1 Certificate of Incorporation. The certificate of incorporation of Intermediate, as the surviving corporation in the Finance Merger, as in effect immediately prior to the Effective Time, shall from and after the Effective Time be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or in accordance with applicable law.

Section 2.2 By-Laws. The by-laws of Intermediate, as the surviving corporation in the Finance Merger, as in effect immediately prior to the Effective Time, shall from and after the Effective Time be the by-laws of the Surviving Corporation until thereafter amended as provided therein or in accordance with applicable law.

Section 2.3 Directors and Officers. The board of directors of Intermediate immediately prior to the Effective Time shall be the board of directors of the Surviving Corporation, and the officers of EPL immediately following the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

ARTICLE III – MISCELLANEOUS

Section 3.1. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware.

Section 3.2 Entire Agreement. This Agreement embodies the entire agreement of the parties and no understanding, verbal or otherwise, exists between the parties.

Section 3.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed and original, but all of which together shall constitute one an the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officer or agent as of the date and year first above written.

EPL INTERMEDIATE FINANCE CORP.

By:	/s/ Steven A. Flyer
	Name:	Steven A. Flyer
	Title:	President

EPL INTERMEDIATE, INC.

By:	/s/ Pamela R. Milner
Name:
Title: